KB GLOBAL HOLDINGS LIMITED	No 3 Building of No 1 Jiali Construction Plaza FL 13, No.4th Central Road, Futian, Shenzhen Guangdong Province, 518000, People’s Republic of China

July 15, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacob Luxenburg

David Irving

Eric Envall

David Lin

Re:	KB Global Holdings Limited

Amendment No. 4 to Registration Statement on Form S-1

Filed June 13, 2022

File No. 333-261688

Dear Sir or Madam:

KB Global Holdings Limited (the “Company”) is filing amendment number 5 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to Li Guo, Chief Executive Officer of the Company, dated July 4, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 4 to Form S-1 filed June 13, 2022

General

1. Please provide us a legal analysis as to whether you are a “shell company” as defined by Rule 405 of Regulation C. Please revise your risk factors to include a risk factor that describes the risk to investors if you are determined to be a shell company.

A ‘shell company’ is deemed to be one which has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets). Based on the Company’s financial statements for the period ending March 31, 2022, the Company would likely be deemed a ‘shell company.’ We have added the appropriate risk factor and other related disclosure.

Cover Page

2. In addition to your disclosure under the heading “Earnings Distributions” on page 9, please provide on the cover page a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In addition, please disclose whether you have cash management policies that dictate how funds are transferred.

We have added the requested information to the cover page.

3. We note your revised disclosure in response to comment 1 that the “VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law may prohibit direct foreign investment in the operating companies” (emphasis added). As previously requested, please further revise to clearly explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Refer to prior comment 5 in our letter dated April 28, 2022.

We have further amended the disclosure in the Registration Statement accordingly.

Our Business, page 1

4. Please provide more detail in this section regarding your ability to transfer cash out of China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please specifically include disclosure that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to do so. Include a cross-reference to the condensed consolidating schedule.

We have added additional details regarding the transfer of cash out of China and the related restrictions. We have also added disclosure regarding the PRC government intervention and a cross reference to the condensed consolidating schedule.

Income, and cash flow are variable..., page 10

5. Please explain to us how “carried interest” contributes to your revenue, net income, and cash flow when your scope of business is research and development, production and sales of new hollow plastic building formwork.

This is error. There is no “carried interest.” We have deleted such reference.

Cayman Islands Taxation, page 53

6. We note that Cayman Islands counsel appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise this section to state that the disclosure relating to Cayman Islands taxation is the opinion of your Cayman Islands counsel, as stated in the tax opinion. Please also file a revised consent from counsel, as applicable. Alternatively, please have counsel revise to provide a long-form opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

We have revised the Taxation Section accordingly and included a revised consent from our Cayman Island counsel .

Exhibits

7. We note that exhibit 5.1, the legal opinion of Cayman Islands counsel, includes the statement on page 4 that “[i]n giving such consent, we do not believe that we are ‘experts’ within the meaning of such term used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.” Please remove this statement, as it is inappropriate for counsel to deny that it is an expert within the meaning of Sections 7 and 11 of the Securities Act. Please refer to Section IV. of Staff Legal Bulletin No. 19 for guidance.

The statement that counsel are not “experts” has been deleted.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Li Guo
Li Guo